EXHIBIT 4.2

SEVENTH AMENDMENT TO LOAN AGREEMENT

This SEVENTH AMENDMENT TO LOAN AGREEMENT (this “Amendment”) is entered into as of June 19, 2003, among ASSOCIATED HYGIENIC PRODUCTS LLC, a Delaware limited liability company (“Borrower”), the Lenders signatory hereto, and WELLS FARGO FOOTHILL, INC. (formerly known as Foothill Capital Corporation), a California corporation, in its capacity as administrative agent (“Agent”) for the Lenders.

W I T N E S S E T H:

WHEREAS, Borrower, the Lenders and Agent have entered into that certain Amended and Restated Loan and Security Agreement dated as of March 14, 2001, as amended by that certain First Amendment to Loan Agreement effective as of May 28, 2001, that certain Second Amendment to Loan Agreement effective as of July 5, 2001, that certain Third Amendment and Waiver to Loan Agreement dated as of September 10, 2001, that certain Fourth Amendment to Loan Agreement dated as of December 19, 2001, that certain Fifth Amendment to Loan Agreement dated as of April 17, 2002, and that certain Sixth Amendment to Loan Agreement dated as of November 14, 2002 (as amended and as the same may hereafter be modified, amended, restated or supplemented from time to time, the “Loan Agreement”), pursuant to which the Lenders have agreed to make loans and other financial accommodations to Borrower from time to time; and

WHEREAS, Borrower is required to deliver audited financial statements for Borrower and its Subsidiaries for each fiscal year no later than 90 days after the end of each of its fiscal years pursuant to Section 6.3(b) of the Loan Agreement; and

WHEREAS, Borrower has requested that Agent and the Lenders amend the provisions of Section 6.3(b) of the Loan Agreement to permit the delivery of such financial statements no later than 105 days after the end of each of its fiscal years; and

WHEREAS, pursuant to Section 7.20(a)(iii) of the Loan Agreement. Agent shall establish the quarterly minimum EBITDA and minimum Net Worth covenants for each fiscal year of Borrower based upon the Business Plan provided by Borrower for such fiscal year and using the same methodology as utilized for the 2001 and 2002 fiscal year EBITDA and Net Worth covenants; and

WHEREAS, Borrower has requested that Agent and the Lenders amend the provisions of Section 7.20(a)(iii) to provide that Agent shall establish the financial covenants for the second, third and fourth quarters of fiscal year 2003 based upon 80% of the revised financial projections submitted to Agent on May 5, 2003; and

WHEREAS, Agent and the Lenders have agreed to the requested amendments on the terms and conditions provided herein;

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree that all capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Loan Agreement and further agree as follows:

1. Amendments to Loan Agreement.

(a) Section 6.3(b) of the Loan Agreement is hereby amended and modified by deleting “90” therefrom and in place thereof inserting “105”.

(b) Section 7.20(a)(iii) of the Loan Agreement is hereby amended and modified by adding the following to the end of such Section:

Notwithstanding the foregoing, the quarterly minimum EBITDA and minimum Net Worth covenants for fiscal year 2003 shall be as follows:

(x) Minimum EBITDA. EBITDA, measured on a fiscal quarter-end basis, shall not be less than the required amount set forth in the following table for the applicable period set forth opposite thereto:

Applicable Amount	Applicable Period
N/A	For the 3 month period ending March 31, 2003
($368,880)	For the 6 month period ending June 30, 2003
$1,979,120	For the 9 month period ending September 30, 2003
$3,577,840	For the 12 month period ending December 31, 2003

(y) Tangible Net Worth. Tangible Net Worth shall be at least the required amount set forth in the following table as of the applicable date set forth opposite thereto:

Applicable Amount	Applicable Period
N/A	as of March 31, 2003
($9,282,079)	as of June 30, 2003
($7,062,711)	as of September 30, 2003
($5,492,245)	as of December 31, 2003

2. No Other Amendments or Waivers. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of Agent or the Lenders under the Loan Agreement or any of the other Loan Documents, nor constitute a waiver of any provision of the Loan Agreement or any of the other Loan Documents. Except for the amendments set forth above, the text of the Loan Agreement and all other Loan Documents shall remain unchanged and in full force and effect and Borrower hereby ratifies and confirms its obligations thereunder. This Amendment shall not constitute a modification of the Loan Agreement or any of the other Loan Documents or a course of dealing with Agent or the Lenders at variance with the Loan Agreement or the other Loan Documents such as to require further notice by Agent or the Lenders to require strict compliance with the terms of the Loan Agreement and the other Loan Documents in the future, except as expressly set forth herein. Borrower acknowledges and expressly agrees that Agent and the Lenders reserve the right to, and do in fact, require strict compliance with all terms and provisions of the Loan Agreement and the other Loan Documents. Borrower has no knowledge of any challenge to Agent’s or any Lenders’ claims arising under the Loan Documents, or to the effectiveness of the Loan Documents.

3. Conditions Precedent to Effectiveness. This Amendment shall become effective as of the date hereof when, and only when, Agent shall have received:

(a) counterparts of this Amendment duly executed and delivered by Borrower and the Lenders;

(b) an amendment fee from Borrower in the amount of $10,000 (the “Amendment Fee”), for the benefit of the Lenders on a pro-rata basis, which fee shall be fully earned and non-refundable when paid; and

(c) such other information, documents, instruments or approvals as Agent or Agent’s counsel may reasonably require.

4. Representations and Warranties of Borrower. Borrower represents and warrants as follows:

(a) Borrower is a limited liability company organized, validly existing and in good standing under the laws of the jurisdiction indicated at the beginning of this Amendment and all other jurisdictions in which the failure to be so qualified reasonably could be expected to constitute a Material Adverse Change;

(b) The execution, delivery, and performance by Borrower of this Amendment and the Loan Documents to which it is a party, as amended hereby, are within Borrower’s limited liability company powers, have been duly authorized by all necessary limited liability company action and do not and will not (i) violate any provision of federal, state, or local law or regulation applicable to Borrower, the Governing Documents of Borrower, or any order, judgment, or decree of any court or other Governmental Authority binding on Borrower, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material contractual obligation of Borrower, (iii) result in or require the creation or imposition of any Lien of any nature whatsoever upon any properties or assets of Borrower, other than Permitted Liens, or (iv) require any approval of Borrower’s members or any approval or consent of any Person under any material contractual obligation of Borrower;

(c) The execution, delivery, and performance by Borrower of this Amendment and the Loan Documents to which it is a party, as amended hereby, do not and will not require any registration with, consent, or approval of, or notice to, or other action with or by, any Governmental Authority or other Person;

(d) This Amendment and each other Loan Document to which Borrower is a party, and all other documents contemplated hereby and thereby, when executed and delivered by Borrower will be the legally valid and binding obligations of Borrower, enforceable against Borrower in accordance with their respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally; and

(e) No Default or Event of Default exists.

5. Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which, taken together, shall constitute one and the same agreement. In proving this Amendment in any judicial proceedings, it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom such enforcement is sought. Any signatures delivered by a party by facsimile transmission shall be deemed an original signature hereto.

6. Reference to and Effect on the Loan Documents. Upon the effectiveness of this Amendment, on and after the date hereof each reference in the Loan Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Loan Agreement, and each reference in the other Loan Documents to “the Loan Agreement” “thereunder,” “thereof” or words of like import referring to the Loan Agreement, shall mean and be a reference to the Loan Agreement as amended hereby.

7. Costs, Expenses and Taxes. Borrower agrees to pay on demand all costs and expenses in connection with the preparation, execution, and delivery of this Amendment and the other instruments and documents to be delivered hereunder, including, without limitation, the reasonable fees and out-of-pocket expenses of counsel for Agent with respect thereto and with respect to advising Agent as to its rights and responsibilities hereunder and thereunder. Borrower hereby acknowledges and agrees that Agent may, without prior notice to Borrower, charge such costs and fees and the Amendment Fee to Borrower’s Loan Account pursuant to Section 2.6(d) of the Loan

Agreement, which amounts shall constitute Advances under the Loan Agreement and shall accrue interest at the rate then applicable to Advances thereunder.

8. Governing Law. This Amendment shall be deemed to be made pursuant to the laws of the State of Georgia with respect to agreements made and to be performed wholly in the State of Georgia, and shall be construed, interpreted, performed and enforced in accordance therewith.

9. Loan Document. This Amendment shall be deemed to be a Loan Document for all purposes.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the day and year first written above.

BORROWER:	ASSOCIATED HYGIENIC PRODUCTS LLC

	By:	/s/ George H. Jackson III
	Name:	George H. Jackson III
	Title:	CHIEF EXECUTIVE OFFICER

AGENT
and LENDER:	WELLS FARGO FOOTHILL, INC., as Agent and a Lender

	By:	/s/ Kristy S. Loucks
	Name:	Kristy S. Loucks
	Title:	Vice President

SEVENTH AMENDMENT

TO LOAN AGREEMENT